SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Digitas Inc.
(Name of Subject Company)

Pacific Acquisition Corp.
Publicis Groupe S.A.
(Name of Filing Person—Offeror)

     Common Stock, Par Value $0.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

25388K104
(CUSIP Number of Class of Securities)

Jean-Michel Etienne
Publicis Groupe S.A.
133, Avenue des Champs-Elysées
75008 Paris, France
33 1 44 43 70 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

     Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: None.      Form or Registration No.: Not applicable.
   Filing Party: Not applicable.          Date Filed: Not applicable.
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is filed by Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (“Publicis”), and Pacific Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Publicis (the “Purchaser”). Pursuant to Exchange Act Rule 14d-2 and General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Publicis and Purchaser.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated December 20, 2006
99.2	Presentation made to analysts dated December 20, 2006